Kevin W Vaughn Accounting Branch Chief Division of Corporation Finance US Securities and Exchange Commission 100 F Street, N E Washington DC 20549 United States	Group Chief Accountant's Level 12 280 Bishopsgate London EC2M 4RB Telephone: 020 7672 2660 Facsimile: 020 7672 1424

3 January 2013

Dear Mr Vaughn

National Westminster Bank Plc
Form 20-F for the Fiscal Year Ended December 31, 2011
Filed April 23, 2012
File No. 001-09266

Thank you for your letter of 31 December 2012 addressed to Mr Van Saun.

We are carefully considering your comments and expect to be able to provide you with our response by the end of January.

Yours sincerely

/s/ R Solomon
R Solomon
Deputy Group Chief Accountant